UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number     000-56273

NOTIFICATION OF LATE FILING

☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ___________

PART I — REGISTRANT INFORMATION

NUVEEN GLOBAL CITIES REIT, INC.

Full Name of Registrant

730 Third Avenue, 3rd Floor

Address of Principal Executive Office (street and number)

New York, New York 10017

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report ,semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Nuveen Global Cities REIT, Inc. (the “Company”) was unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense.

The Company could not timely file the Form 10-K because the XBRL (eXtensible Business Reporting Language) Interactive Data Files for the financial statements and notes included therein could not be completed in sufficient time prior to the due date of the report. The Company is working diligently to complete the Form 10-K as soon as practicable and expects to file the Form 10-K within fifteen calendar days of the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	James E. Sinople	(704)	988-6807
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed in the Annual Report, the Company’s results of operations for the years ended December 31, 2021 and 2020 are not comparable due to acquisitions of real estate the Company has made since it commenced operations in December 2017. However, the Company expects its Consolidated Statements of Operations, as set forth in the Annual Report, to reflect a significant change in its results of operations due to the Company’s significant portfolio growth during the year ended December 31, 2021, primarily attributable to the Company’s receipt of significant net proceeds from its continuous public offering of its common stock during the fiscal year ended December 31, 2021.

NUVEEN GLOBAL CITIES REIT, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2022	By:	/s/ James E. Sinople
Chief Financial Officer